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04046293

November 16, 2004

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated November 15, 2004, announcing Arcelor's third quarter results for 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami Toutounji

Enclosure
cc: Martine Hue
Arcelor SA

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

11/30



PRESS RELEASE

2004 THIRD QUARTER RESULTS

Arcelor shows strong quarterly performance

- **Strong generation of cash flow**
- **Reinforced Balance Sheet**
- **Expansion in Brazil**
- **Positive outlook for Q4**

Third quarter results confirmed the positive trend in revenues and profits despite the traditional summer slowdown in Europe. World steel consumption continues to grow at a healthy pace, driven by continuous strong demand from China despite government efforts to avoid an overheating of the economy. Arcelor results were mainly driven by contributions from the Long Carbon Steel and Distribution Sectors. For the first nine months of the year, price increases for Flat Carbon Steel general industry shipments and constant prices for contract business hardly offset increased raw material and energy costs, so that margin improvement was mainly due to better performance of operations and continuous implementation of synergies.

Finally, a strong cash flow generation and the successful rights issue (for financing the acquisition of Brazilian assets) allowed a reduction of financial net debt.

Since last summer, Arcelor has successfully closed several agreements allowing the Group to fully consolidate CST as from October 1st, 2004.

Luxembourg, November 15, 2004 – The board of directors of Arcelor met on November 12, 2004 under the chairmanship of Joseph Kinsch and reviewed the Group consolidated accounts for the third quarter of 2004.

Consolidated net result, Group share for the third quarter of 2004, was EUR 629 million, compared to EUR 101 million for the same period of last year.

Consolidated revenues for the Group for the first nine months of 2004 amounted to EUR 21,745 million compared to EUR 19,451 million for the same period last year (+ 15.2% on a comparable basis). Net consolidated result, Group share, was EUR 1,494 million for the first nine months of 2004, compared with EUR 459 million at September 30, 2003.

At EUR 7,152 million for the third quarter of 2004 compared to EUR 5,869 million for the same period last year, **consolidated revenues** increased by 21.9% (25.6% on a comparable basis, mainly following the disposal of the tube business and Thainox). This evolution translates the increase of average selling prices for steel, specifically for flat carbon steels (excluding annual and multi-year contracts) since July and for long carbon steels since the beginning of the year (mainly due to the scrap surcharge introduced for most products), but also an increase in shipped volumes for flat carbon steels compared to the low volumes of third quarter of 2003.

Consolidated **gross operating result** for the third quarter amounted to EUR 1, 098 million compared to EUR 416 million for the third quarter 2003, or a 15.35% margin against a 7.09% margin for the same period of 2003. Gross operating results incorporate several non-recurring items (capital gains and losses on minor disposals as well as EUR 100 million of exceptional charges for restructuring of the Spanish facilities, the net amounting to EUR -163 million).

Consolidated **gross operating result for the nine months** up to September 30th amounted to EUR 2,877 million compared to EUR 1,692 million for the same period of last year.

Quarterly consolidated **operating result was** EUR 835 million for the third quarter of 2004 versus EUR 169 million for the equivalent period last year, which corresponds to an 11.7% margin versus 2.9% respectively.

After a financial result of EUR -37 million, a contribution from associates of EUR 158 million (including EUR 65 million for CST) and income tax of EUR 201 million, consolidated net result, Group share was EUR 629 million compared to EUR 101 million for the same period last year.

Key Figures

In millions of euros	**3rd Quarter 2003**	**3rd Quarter 2004**	**9 months 2003**	**9 months 2004**
Revenue	5,869	7, 152	19,451	21,745
Gross Operating Result	416	1,098	1,692	2,877
Operating Result	169	835	914	2,072
Net Result, Group share	101	629	459	1,494
Earnings per Share *(in €)*	0.21	1.09*	0.96	2.87**

**taking into account an average number of 608.9 million of outstanding shares and excluding 29 million treasury shares over the period.*

***taking into account an average number of 557.6 million of outstanding shares and excluding 36.6 million treasury shares over the period.*

Net Financial Debt

At EUR 2,372 million, net financial debt decreased by EUR 1,155 million at the end of Q3 compared to EUR 3,527 million at June 30. Net financial debt accounted for respectively EUR 4,027 million at March 31, and 4,464 million at December 31, 2003. The net debt-to-equity ratio (including minority interests) decreased to 0.21 from 0.38 at June 30, 0.46 at March 31 and 0.55 at December 31, 2003. The impact of the capital increase (July 22, 2004) was EUR 1,136 million, out of which USD 415 million was cashed out for the acquisition of CST shares as of July 29.

Cash-flow from operations amounted to EUR 1,847 million for the first nine months of the year to be compared with EUR 1,309 million for the first six months and 2,502 million for the full year 2003. This favourable evolution is explained by margin improvements and control of working capital requirements, mainly through management of inventory levels despite price increases. Capital expenditures at EUR 821 million (intangible & tangible) remain in line with depreciation at EUR 805 million.

In millions of euros	December 31, 2003	June 30, 2004	September 30, 2004
Shareholders' equity*	8,139**	9,271	11,136
Net financial debt	4,464	3,527	2,372
Net financial debt/Shareholders' equity	0.55	0.38	0.21

** Including minority interests*
*** including residual negative goodwill*

Flat Carbon Steel

Revenue for the Flat Carbon Steel sector at EUR 3,769 million compares to 3,165 million during Q3 2003 (+ 19.5% on a comparable basis). Shipments of finished products increased by 6.7% to 6,031 kt (essentially in the general industry segments) from 5,651 kt during the third quarter 2003. Shipments to the auto industry increased by 6% year on year. Average selling prices were globally up by 14.8% quarter on quarter (4.7% higher year on year) despite the price increases implemented both on second and third quarter 2004 for general industry, limited by the large amount of contracts with fixed prices.

At EUR 507 million, compared to EUR 256 million for the third quarter 2003, **gross operating result** almost doubled, generating a margin of 13.5% compared to a 2003 margin of 8.1%. Sharp increases of raw materials starting on the second quarter had a strong negative impact on operating costs offsetting the price increases achieved over the last nine months. A continuous cost cutting program (including synergies) as well as a favourable Euro/US dollar exchange rate barely helped containing the increase in the cost of inputs year to date.

At **gross operating result** and **operating result** level, stated margin includes restructuring charges of EUR 90 million related to operations in Spain (ARCO plan).

Gross operating result for the nine months up to September 30th 2004 amounted to EUR 1,391 million compared with EUR 1,099 million for the same period of last year.

Operating result for the quarter amounted to EUR 348 million compared to 112 million for the same period of 2003 or respectively margins of 9.2% and 3.5%.

Long Carbon Steel

Revenues for the Long Carbon Steel sector reached EUR 1,644 million, compared with EUR 1, 064 million for the third quarter of 2003, +40.5% (on a comparable basis). Strong demand, essentially in Brazilian and Southern Europe construction markets, contributed largely to this situation with increased shipments (3,275 kt compared to 2,932 kt for the same period in 2003). Those include additional shipments from the newly consolidated Acindar plant (Argentina) and the recently acquired Pallanzeno (Italy).

Gross Operating result increased to EUR 409 million against 141 million for the same period last year. Margins rose from 13.3% in 2003 to 24.9% in 2004. Higher prices, good cost control and the implementation of scrap surcharges on sections and beams, generally accepted since their introduction in November 2003, protected the sector against margin erosions due to strong increases of costs of inputs. **Gross operating result** up to September 30th 2004 amounted to EUR 947 million compared with EUR 390 million for the same period of last year

Operating result reached EUR 379 million or a margin of 23.1% compared to EUR 104 million, or a margin of 9.8% for the same period last year.

Stainless Steel, Alloys and Specialty Plates

Revenues for the Stainless Steels, Alloys and Specialty Plates sector were EUR 1,017 million to be compared with 916 million for the third quarter of 2003 (+26.8% on a comparable basis). Base selling prices were slightly up compared to the same period last year.

Gross operating result, despite non recurring items of EUR -24 million, was EUR 51 million compared to zero for the third quarter last year essentially due to progress in cost reduction plans.

Gross operating result up to September 30th 2004 amounted to EUR 160 million compared with EUR 86 million for the same period of last year.

The operating result came in at EUR 8 million for the third quarter of 2004, compared to a negative 42 million for the same period last year.

Distribution, Transformation, Trading

Revenues for the DTT sector were EUR 1,905 million for the third quarter compared to 1,743 million for the third quarter last year, or an increase of 22.1% on a comparable basis, driven by excellent activity, increased average selling prices and improved costs.

Gross operating result, at EUR 128 million (6.7% margin) represents an excellent performance and compares with 29 million for the same period last year (1.7% margin). In parallel, operating result amounted to EUR 106 million, or a 5.6% margin compared to 12 million (0.7% margin), for the same period last year. There was a positive inventory effect and all units performed very well.

Gross operating result up to September 30th 2004 amounted to EUR 375 million compared with EUR 120 million for the same period of last year.

Revenue, Gross Operating Result and Operating Result by business sector

In millions of euros	3rd quarter 2003					3rd Quarter 2004				
	Revenue	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenue**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	3,165	256	*8.1%*	112	*3.5%*	3,769	507	*13.5%*	348	*9.2%*
Long Carbon Steel	1,064	141	*13.3%*	104	*9.8%*	1,644	409	*24.9%*	379	*23.1%*
Stainless, Alloys & Specialty Plates	916	0	*0%*	-42	*-4.6%*	1,017	51	*5.0%*	8	*0.8%*
Distribution, Transformation, Trading	1,743	29	*1.7%*	12	*0.7%*	1,905	128	*6.7%*	106	*5.6%*
Others	*187*	*-8*	*n.a.*	*-15*	*n.a.*	*267*	*7*	*n.a.*	*-2*	*n.a.*
Intra-Group	*-1,206*	*-2*	*n.a.*	*-2*	*n.a.*	*-1,450*	*-4*	*n.a.*	*-4*	*n.a.*
Total	**5,869**	**416**	***7.1%***	**169**	***2.9%***	**7,152**	**1,098**	***15.4%***	**835**	***11.7%***

Prospects

Economic growth remains sustained since the beginning of the year and while some adjustments have been observed in Asia last summer, demand in China stays strong. Real consumption is expected to continue to grow during the next months as inventory levels can be considered normal.

European spot selling prices for flat carbon steels continue to be lower than those achieved in North America despite price increases for the third quarter that aimed at aligning prices to world levels.

If this gap tends to narrow through additional price adjustments for the fourth quarter it is without negative consequences for volumes. Inventories remain at normal levels despite slight restocking.

In a context of strong global demand and reduced imports into Europe and despite more attractive prices in US dollars, especially in North America, Arcelor remains committed to serve its historic European customers.

Raw material and freight costs are expected to increase further starting from very high levels despite a possible volatility of apparent consumption next year. These increases should nevertheless be transferred, within the frame of long term contract renegotiations with the automotive, packaging and appliances industries.

Thanks to the implementation of strong cost reduction programs, Arcelor takes the best advantage of the current economic environment and pursues its transformation.

CST (Flat Carbon Steel, Brazil) will be fully consolidated as of October, 1st 2004, therefore confirming a first step of a larger exposure of the Group to higher growth areas.

Arcelor is a leading force in the transformation of the global steel industry. With a turnover of 25.9 billion euros and shipments of40.2 million tonnes of steel in 2003, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor employed 98,000 employees at the end of 2003 in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations and social responsibility in the world of steel.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Investor Relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98